Wireless Ronin Technologies, Inc.

5929 Baker Road, Suite 475

Minnetonka, MN 55345

January 30, 2013

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Evan S. Jacobson

Re:	Wireless Ronin Technologies, Inc.

Registration Statement on Form S-3

Filed on January 4, 2013 and Amended on January 30, 2013

File No. 333-185885

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Wireless Ronin Technologies, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”) be accelerated to Thursday, January 31, 2013, at 4:30 p.m. (Eastern Standard Time), or as soon thereafter as practicable.

The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as related to the proposed public offering of the securities specified in the Registration Statement. The Company hereby acknowledges that (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Wireless Ronin Technologies, Inc.

By	/s/ Darin P. McAreavey
Darin P. McAreavey Senior Vice President and Chief Financial Officer